Section 906 Certifications

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Nevsun Resources Ltd. (the “Company”) on Form 40-F for the fiscal year ending December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas S. Whelan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	March 15, 2016

/s/ Thomas S. Whelan
By:	__________________________ Thomas S. Whelan Chief Financial Officer